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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MECON, INC.

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

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(Title of Class of Securities)

58400M

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(CUSIP Number)

ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY

3135 Easton Turnpike, Fairfield, CT 06431

(203) 373-2243

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 1999

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. /   /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 670828102

1. Name Of Reporting Person
S.S. Or I.R.S. Identification No. Of Above Person

General Electric Company 14-0689340

2. Check The Appropriate Box If A Member Of A Group*

a) _______________________________

b) X______________________________

3. SEC Use Only

_______________________________

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  X

6. Citizenship or Place of Organization  New York

7. Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power	1,435,843*
8.	Shared Voting Power	1,681,288**
9.	Sole Dispositive Power	1,435,843*
10.	Shared Dispositive Power	1,681,288**

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,117,131

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   36%

14. Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------
* Beneficially owned pursuant to the Stock Option Agreement described in this Statement.
** Beneficially owned pursuant to the Adviser Agreement described in this Statement. Reporting Person disclaims beneficial ownership of these shares.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock, $.001 par value per share (the "Common Stock") of Mecon, Inc. ("Mecon" or the "Issuer"), which may be acquired by Reporting Person upon exercise of the Reporting Person's option to acquire shares of Issuer's Common Stock. The principal executive offices of the Issuer are located at 200 Porter Drive, San Ramon, California, 94583.

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as described in Exhibit A.

GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Stock Option Agreement described in Item 6 of this Statement was entered into by GE and Mecon as an inducement to GE to enter into the Merger Agreement described in Item 6. The exercise price for such option is $11.25 per share, payable in cash. The maximum amount payable is $16,153,233.75. GE would pay this amount out of working capital.

The Stockholder Agreement described in Item 6 of this Statement was entered into by GE and Vasu Devan and Latha Devan FBO The Devan Family Trust, Sirinvasa Rajagopal and Geetha Rajagopal FBO Rajagopal 1995 Trust, Vasu Devan and Raju Rajagopal, as an inducement to GE to enter into the Merger Agreement described in Item 6. This Agreement contains an option for GE to purchase 1,681,288 shares of stock. The exercise price for such option is $11.25 per share, payable in cash. The maximum amount payable is $18,914,490.00.

ITEM 4.  PURPOSE OF TRANSACTION

GE entered into the Stock Option Agreement and the Stockholder Agreement in order to help ensure the closing of the Merger Agreement described in Item 6. GE presently anticipates that it will acquire all of the outstanding Common Stock of Mecon upon consummation of the Merger described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) - (c) By reason of the Stock Option Agreement, GE may be deemed to be the beneficial owner of the 1,435,843 (the "Stock Option Shares")shares subject to the option granted under that agreement. The Stock Option Shares would be shares newly issued by Mecon and, based upon the number of shares outstanding as of November 29, 1999 and the number of such newly issued shares, would represent 16.6% of the outstanding shares of Mecon Common Stock. If Mecon issues additional shares of Common Stock, the number of Option Shares will be increased so that they represent 19.9% of the outstanding shares of Mecon Common Stock when issued.

By reason of the Stockholder Agreement, GE may be deemed to be the beneficial owner of the 1,681,288 shares optioned under that agreement ("the Stockholder Shares" and together with the Stock Option Shares, the "Optioned Shares"), and may be deemed to have shared power to vote or direct the vote of the Subject Shares or shared power to dispose or direct the disposition of the Subject Shares. The Subject Shares represent approximately 23.3% of the outstanding shares of Mecon Common Stock, based upon the number of shares outstanding as of November 29, 1999.

Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Mecon Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Mecon Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On November 29, 1999, GE, Diamond Merger Corp., a Delaware corporation and a wholly owned subsidiary of GE ("Sub") and Mecon entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Mecon (the "Merger"), with Mecon surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of Mecon Common Stock (other than shares held by Mecon or its subsidiaries or GE or any wholly-owned subsidiaries of GE) will be converted into the right to receive that number of shares of common stock, par value $0.16 per share, of GE (the "GE Common Stock") determined by dividing $11.25 by the Average GE Share Price (as defined below).

The "Average GE Share Price" is the average of the daily volume-weighted sales prices per share of GE Common Stock on the New York Stock Exchange, Inc. Tape for each of the ten consecutive trading days ending on the trading day which is five days prior to the closing date of the Merger. After the Merger, the directors of Sub immediately prior to the consummation of the Merger will become directors of Mecon. Following the consummation of the Merger, the Mecon Common Stock will be delisted from the NASDAQ and the Mecon Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and Mecon entered into the Stock Option Agreement (the "Stock Option Agreement") in which Mecon granted to GE an option (the "Option") to purchase up to 1,435,843 shares (the "Optioned Shares") of Mecon Common Stock (which would represent approximately 16.6% of the outstanding shares of Mecon Common Stock) at an exercise price of $11.25 per share, payable in cash.

The Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Mecon Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of Mecon Common stock; (c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Mecon Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Mecon, or other similar business combination involving Mecon; (d) Mecon enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Mecon or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Mecon or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Mecon or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Mecon Common Stock which, together with all shares of Mecon Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Mecon Common Stock; or (f) there is a public announcement with respect to a plan or intention by a person, other than GE or its affiliates, to effect any of the foregoing transactions.

The Option terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, HOWEVER, that the Option will not terminate until 12 months after a termination pursuant to clause (ii) immediately above under circumstances specified in the Stock Option Agreement.

A copy of the Stock Option Agreement entered into between GE and Mecon is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, Vasu Devan and Latha Devan FBO The Devan Family Trust owner of 1,107,380 shares, Sirinvasa Rajagopal and Geetha Rajagopal FBO Rajagopal 1995 Trust owner of 378,908 shares, Vasu Devan owner of an option to acquire 140,000 shares and Raju Rajagopal owner of an option to acquire 55,000 shares (collectively, the "Subject Stockholders"), entered into the Stockholder Agreement with GE (the "Stockholder Agreement") governing their shares (the "Subject Shares").

The Stockholder Agreement provides, among other things, that so long as the Stockholder Agreement is in effect, the Subject Stockholders will: (i) vote (or cause to be voted or to act by consent) the Subject Shares in favor of the Merger and all transactions contemplated by the Merger Agreement, (ii) vote (or cause to be voted or to act by consent) the Subject Shares against any action or agreement which would impede, frustrate, prevent or nullify the Merger, the Merger Agreement, or any transactions contemplated by the Merger Agreement and (iii) grant to GE a proxy to vote the Subject Shares in favor of the Merger. Additionally, except in limited circumstances, the Subject Stockholders are prohibited from selling, transferring, assigning or pledging the Subject Shares.

The Stockholder Agreement also grants to GE an option (the "Stockholder Option") to purchase the Subject Shares at an exercise price of $11.25 per share, payable in cash.The Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Mecon Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of Mecon Common stock; (c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Mecon Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Mecon, or other similar business combination involving Mecon; (d) Mecon enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Mecon or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Mecon or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Mecon or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Mecon Common Stock which, together with all shares of Mecon Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Mecon Common Stock; or (f) there is a public announcement with respect to a plan or intention by any person, other than GE or its affiliates, to effect any of the foregoing transactions.

The Subject Stockholders' obligations under the Stockholder Agreement terminate on the earlier to occur of (i) 6 months after the termination of the Merger Agreement in accordance with its terms, or (ii) the effective time of the Merger PROVIDED, HOWEVER, that the under certain circumstances specified in the Stockholder Agreement the obligations terminate immediately upon a termination pursuant to clause (i) immediately above.

A copy of the Stockholder Agreement entered into between GE, and the Subject Stockholders is filed as Exhibit 99(c) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7.  EXHIBITS

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information
99(a)	Agreement and Plan of Merger Among General Electric Company, Diamond Merger Corp., and Mecon Medical Systems, Inc. dated November 29, 1999.
99(b)	Stock Option Agreement dated November 29, 1999.
99(c)	Stockholder Agreement dated November 29, 1999.
99(d)	Power of Attorney authorizing execution of Schedule 13D on behalf of General Electric Company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999

GENERAL ELECTRIC COMPANY

By: Janet Bedol
Its: Associate Securities Counsel

SCHEDULE 13D

EXHIBIT INDEX

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information
99(a)	Agreement and Plan of Merger Among General Electric Company, Diamond Merger Corp., and Mecon Medical Systems, Inc. dated November 29, 1999.
99(b)	Stock Option Agreement dated November 29, 1999.
99(c)	Stockholder Agreement dated November 29, 1999.
99(d)	Power of Attorney authorizing execution of Schedule 13D on behalf of General Electric Company.

EXHIBIT A

GENERAL ELECTRIC COMPANY DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr	Harvard Business School	Professor of Business
	Baker Library 187	Administration-Graduate
	Soldiers Field	School of Business
	Boston, MA 02163	Administration, Harvard University
S.S. Cathcart	222 Wisconsin Avenue	Retired Chairman,
	Suite 103	Illinois Tool Works
Lake Forest, IL 60045
D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06431	Electric Company; Chairman
and Chief Executive Officer,
General Electric Capital
Services, Inc.
P. Fresco	Fiat SpA	Chairman of the Board,
	via Nizza 250	Fiat SpA
10126 Torino, Italy
C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V	and Chief Executive
	Jose Luis Lagrange 103,	Officer,
	Tercero Piso	Kimberly-Clark de Mexico,
	Colonia Los Morales	S.A. de C.V.
Mexico, D.F. 11510, Mexico
A. Jung	Avon Products, Inc.	President and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.
K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.
G.G. Michelson	Federated Department Stores	Former Member of the
	151 West 34th Street	Board of Directors,
	New York, NY 10001	Federated Department
Stores

GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
S. Nunn	King & Spalding	Partner, King & Spalding
191 Peachtree Street, N.E.
Atlanta, Georgia 30303
J.D. Opie	General Electric Company	Vice Chairman of the
	3135 Easton Turnpike	Board and Executive
	Fairfield, CT 06431	Officer, General Electric
Company
R.S. Penske	Penske Corporation	Chairman of the Board
	13400 Outer Drive, West	and President, Penske
	Detroit, MI 48239-4001	Corporation
F.H.T. Rhodes	Cornell University	President Emeritus
	3104 Snee Building	Cornell University
Ithaca, NY 14853
A.C. Sigler	Champion International	Retired Chairman of the
	Corporation	Board and CEO
	1 Champion Plaza	and former Director,
	Stamford, CT 06921	Champion International
Corporation
D.A. Warner III	J. P. Morgan & Co., Inc.	Chairman of the Board,
	& Morgan Guaranty Trust Co.	President, and Chief
	60 Wall Street	Executive Officer,
	New York, NY 10260	J.P. Morgan & Co.
Incorporated and Morgan
Guaranty Trust Company
J.F. Welch, Jr.	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06431	Officer, General Electric
Company

Citizenship

C. X. Gonzalez	Mexico
P. Fresco	Italy
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.F. Welch, Jr	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06431
P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06431
J.R. Bunt	General Electric Company	Vice President and Treasurer
3135 Easton Turnpike
Fairfield, CT 06431
W.J. Conaty	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Human Resources
Fairfield, CT 06431
D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06431	Electric Company; Chairman
and Chief Executive Officer,
General Electric Capital
Services, Inc.
L.S. Edelheit	General Electric Company	Senior Vice President -
	P. O. Box 8	Corporate Research
	Schenectady, NY 12301	and Development
B.W. Heineman, Jr.	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	General Counsel and Secretary
Fairfield, CT 06431
J.R. Immelt	General Electric Company	Senior Vice President -
	P.O. Box 414	GE Medical Systems
Milwaukee, WI 53201
Lawrence R. Johnston	General Electric Company	Senior Vice President -
	Appliance Park	GE Appliances
Louisville, KY 40225

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
W.J. McNerney, Jr.	General Electric Company	Senior Vice President -
	1 Neumann Way	GE Aircraft Engines
Cincinnati, OH 05215
R.L. Nardelli	General Electric Company	Senior Vice President -
	1 River Road	GE Power Systems
Schenectady, NY 12345
R.W. Nelson	General Electric Company	Vice President -
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06431	and Analysis
J.D. Opie	General Electric Company	Vice Chairman of the Board
	3135 Easton Turnpike	and Executive Officer
Fairfield, CT 06431
G.M. Reiner	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06431
J.G. Rice	General Electric Company	Vice President -
	2901 East Lake Road	GE Transportation Systems
Erie, PA 16531
G.L. Rogers	General Electric Company	Senior Vice President -
	1 Plastics Avenue	GE Plastics
Pittsfield, MA 01201
K.S. Sherin	General Electric Company	Senior Vice President - Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06431
L.G. Trotter	General Electric Company	Senior Vice President -
	41 Woodford Avenue	GE Industrial Systems
Plainville, CT 06062
M. S. Zafirovski	General Electric Company	Senior Vice President -
	Nela Park	GE Lighting
Cleveland, OH 44112

Citizenship

All Officers	U.S.A.

Item 2(d)   Convictions  Within the Past Five Years

Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

In April, 1994, GE Medical Systems' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.